Ultimus Managers Trust

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

July 22, 2021

FILED VIA EDGAR

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Response to Staff’s Comments on Form N-1A for Ultimus Managers Trust (the “Trust”), on behalf of its series, the US Value ETF (the “Fund”) (File Nos. 811-22680; 333-180308)

Dear Elena Stojic:

Set forth below is a summary of oral comments provided by Ms. Stojic of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to the Trust’s Post-Effective Amendment No. 180, filed on April 30, 2021 (Accession No. 0001398344-21-009224). For your convenience, a summary of the staff’s comments are set out below in italics, and each comment is followed by the Trust’s response.

Prospectus

General Comment

1.	Please provide all bracketed information as it is material to the staff’s review.

Response: The Fund has finalized all bracketed disclosures. Attached is Appendix A, which shows the redline of Items 1 through 13 compared to the April 30, 2021 filing.

Risk/Return Summary: Fee Table

2.	Please add the phrase “and sell” to the first sentence of the paragraph preceding the fee table.

Response: The Fund has revised the first sentence leading in to the fee table as follows:

“This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund.”

3.	Please provide the completed fee table in the correspondence.

Response: The completed fee table and Expense Example are listed below:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.60%
Other Expenses[1]	0.65%
Total Annual Fund Operating Expenses	1.25%
Fee Waiver and/or Expense Reimbursement[2]	(0.60)%
Total Annual Fund Operating Expenses (After Fee Waiver and/or Expense Reimbursement)	0.65%
[1]	Other Expenses are based on estimated amounts for the current fiscal year.
[2]	Lyrical Asset Management LP (the “Adviser”) has contractually agreed, until April 1, 2023, to reduce Management Fees and reimburse Other Expenses to the extent necessary to limit Total Annual Fund Operating Expenses of the Fund (exclusive of brokerage costs, taxes, interest, borrowing costs such as interest and dividend expenses on securities sold short, costs to organize the Fund, acquired fund fees and expenses, and extraordinary expenses such as litigation and merger or reorganization costs and other expenses not incurred in the ordinary course of the Fund’s business) to an amount not exceeding 0.65% of the average daily net assets of the Fund’s shares. Management Fee reductions and expense reimbursements by the Adviser are subject to repayment by the Fund for a period of 3 years after the date that such fees and expenses were waived or reimbursed, provided that the repayments do not cause Total Annual Fund Operating Expenses to exceed (i) the expense limitation then in effect, if any, and (ii) the expense limitation in effect at the time the expenses to be repaid were incurred. Prior to April 1, 2023, this agreement may not be modified or terminated without the approval of the Fund’s Board of Trustees (the “Board”). This agreement will terminate automatically if the Fund’s investment advisory agreement with the Adviser is terminated.

Expense Example:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year, the Fund’s operating expenses remain the same, and the expense reduction/reimbursement described above remains in place for the contractual period only. This example does not include brokerage commissions that you may pay to buy and sell Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 year	3 years
$ 66	$ 274

4.	With respect to the expense limitation agreement referenced in Footnote 2 to the Expense Table, please confirm that date of the initial term will be at least one year from effectiveness of the registration statement.

Response: The Fund confirms that the Expense Limitation Agreement has a termination date of April 1, 2023, which is more than one year from the anticipated effectiveness of the Fund’s registration statement.

Risk/Return Summary: Principal Investment Strategies

5.	Please tell us in correspondence any diligence the advisers did on the index from an investment and investability perspective or any diligence on the index creator from a compliance perspective.

o	Response: The Lyrical U.S. Value Index (the “Index”), developed by Lyrical Asset Management LP, (the “Adviser”), seeks to create a passively managed proxy for deep value investing by using propriety investment screens to identify 200 stocks from a universe of potential investment candidates of the cheapest quintile (e.g., bottom one-fifth) of the top 1,000 US stocks by market capitalization, based on one year forward median analyst projected price to earnings ratio, per FactSet Research Systems Inc. (“FactSet”). Cheapest is defined as the lowest projected forward price-to-earnings ratio for the next twelve months (“NTM P/E”). The NTM P/E is determined using the greater of the non-GAAP or GAAP median consensus estimate of forward price-to-earnings ratio available as of each quarter-end. Each stock in the cheapest quintile is then equally weighted as compared to other stocks within the Index. As a result, it is anticipated that the Index will be comprised primarily of mid-capitalization US companies.

o	The Index’s written methodology is contained in The US Value ETF Rule Set (the “Index Rule Set”) and is owned by the Adviser. The Adviser and the Index Provider will run the Index Rule Set quarterly, with each party reviewing the results. While the Adviser has applied the Index Rule Set for the period from December 31, 1997 to June 30, 2021, it has had the Index Provider independently run the Index Rule Set for the same period. The Index Rule Set is reviewed quarterly and updated as needed.

Prior to engaging Alerian as the index provider, Lyrical conducted a comprehensive vendor due diligence review through which it assessed Alerian’s management team, experience and capabilities, financial stability, compliance procedures, business continuity and cyber-security programs, and the quality of the service team. Lyrical has conducted several lengthy interviews with Alerian, and reviewed available information as well as performing independent research through web searches and discussions with people in the ETF industry. Lyrical has reviewed the index provider’s privacy, cybersecurity, confidentiality and business continuity policies and practices and available financial information. In making the final selection of Alerian, Lyrical considered a number of factors, including client references and detailed discussions as to objectives and responsibilities expected.

6.	Please revise the investment strategies disclosure to briefly explain the investment thesis behind the index and how the index is designed to implement the thesis.

Response: Please see the response to Comment 7.

7.	We note your disclosure that the index is compromised of the cheapest quintile of the US companies, the index appears to assume that lowered valued companies will increase in value over time. However, it is unclear how long it typically takes for markets to appropriately value underpriced securities and if the fund’s holding period will be sufficiently long to take advantage of changing perceptions. Similarly, some securities may be cheap because of long-term business/industry dynamics, including unsustainable earnings. Please consider the need for enhanced item 4 and Item 9 disclosure on these topics as they related to the index design and the fund’s risks.

Response:

The Fund has added the following to its Item 4 Disclosure:

“The Lyrical U.S. Value Index (the “Index”), developed by Lyrical Asset Management LP, (the “Adviser”), seeks to create a passively managed proxy for deep value investing by using propriety investment screens to identify 200 stocks from a universe of potential investment candidates of the cheapest quintile (e.g., bottom one-fifth) of the top 1,000 US stocks by market capitalization, based on one year forward median analyst projected price to earnings ratio, per per FactSet Research Systems Inc. (“FactSet”). Cheapest is defined as the lowest projected forward price-to-earnings ratio for the next twelve months (“NTM P/E”). The NTM P/E is determined using the greater of the non-GAAP or GAAP median consensus estimate of forward price-to-earnings ratio available as of each quarter-end. Each stock in the cheapest quintile is then equally weighted as compared to other stocks within the Index. As a result, it is anticipated that the Index will be comprised primarily of mid-capitalization US companies.

GKD Index Partners LLC d/b/a Alerian (the “Index Provider”), who is not affiliated with the Adviser or the Fund, compiles and calculates the Index. The Index and the Fund are each reconstituted and rebalanced on a quarterly basis. The Index was established on July 22, 2021. The capitalization range of the Index was $5 billion to $500 billion as of June 30, 2021. The components of the Index, and the degree to which these components represent certain industries, may change over time.

The Fund employs an indexing investment approach designed to track the performance of the Index. The Fund attempts to replicate the Index by investing all, or substantially all, of its assets in the stocks that make up the Index, holding stock of each company in the Index in approximately the same proportion as its weighting in the Index.

The Fund will concentrate its investments (i.e., invest 25% or more of the value of its total assets) in securities of issuers in an industry or group of industries to approximately the same extent that the Index reflects a concentration in that industry or group of industries. The components of the Index and the percentages represented by various sectors in the Index may change over time, thus the Fund’s portfolio holdings, and the extent to which it concentrates its investments, are likely to change over time. The Index’s methodology does not focus on industries and instead screens individual companies. As a result, it is possible, but not likely, that the Index may, at times, be concentrated in or more industries.”

The Fund has added the following to its Item 9 Disclosure:

“The Index, developed by Lyrical Asset Management LP, (the “Adviser”), seeks to create a passively managed proxy for deep value investing by using propriety investment screens to identify 200 stocks from a universe of potential investment candidates of the cheapest quintile (e.g., bottom one-fifth) of the top 1,000 US stocks by market capitalization, based on one year forward median analyst projected price to earnings ratio, per FactSet. Cheapest is defined as the lowest projected forward price-to-earnings ratio for the next twelve months (“NTM P/E”). The NTM P/E is determined using the greater of the non-GAAP or GAAP median consensus estimate of forward price-to-earnings ratio available as of each quarter-end. Each stock in the cheapest quintile is then equally weighted as compared to other stocks within the Index. As a result, it is anticipated that the Index will be comprised primarily of mid-capitalization US companies.

The Index Provider, who is not affiliated with the Adviser or the Fund, compiles and calculates the Index. The Index and the Fund are each reconstituted and rebalanced on a quarterly basis. The Index was established on July 22, 2021. The capitalization range of the Index was $5 billion to $500 billion as of June 30, 2021. The components of the Index, and the degree to which these components represent certain industries, may change over time.

The Adviser believes that many “value indices” are constituted as much by growth “anti-factors” as by value factors, which skews their constituents needlessly to companies who both are cheap and have lesser growth attributes. The Index was created by the Adviser to provide a different approach to identify deep value within the top 1,000 US stocks and to focus more on deep value as opposed to anti-growth. The Index’s holdings are reconstituted at the end of each fiscal quarter as companies may appreciated out of the cheapest quintile and replaced with those newly in the cheapest quintile, and then the Index is rebalanced so holdings have equal weights.

As with any investment, there are uncertainties regarding how a particular stock will perform overtime. The value of the stocks in the Index may not appreciate quickly or at all. However, the Adviser believes that over a longer period of time (i.e., at least 12-months), the cheapness of stock, in and of itself is, on the average, a substantial benefit to stock performance historically and, in the manager’s view, this tendency should persist over time. The median consensus determination is provided by a third-party source, Factset, based on analyst earnings data it gathers, and then verified by both the Index Provider and Lyrical. Companies that are expected not to be profitable would have infinite forward price-earnings ratios, precluding them from being in the cheapest quintile.

The Fund employs an indexing investment approach designed to track the performance of the Index. The Fund attempts to replicate the Index by investing all, or substantially all, of its assets in the stocks that make up the Index, holding stock of each company in the Index in approximately the same proportion as its weighting in the Index.

The Adviser uses a “passive” or indexing approach to try to achieve the Fund’s investment objective. The Fund does not try to “beat” the index it tracks and does not seek temporary defensive positions when markets decline or appear overvalued. Indexing may eliminate the chance that the Fund will substantially outperform the Index but also may reduce some of the risks of active management, such as poor security selection. Indexing seeks to achieve lower costs and better after-tax performance by keeping portfolio turnover low in comparison to actively managed investment companies.

The Fund will concentrate its investments (i.e., invest 25% or more of the value of its total assets) in securities of issuers in an industry or group of industries to approximately the same extent that the Index reflects a concentration in that industry or group of industries. The components of the Index and the percentages represented by various sectors in the Index may change over time, thus the Fund’s portfolio holdings, and the extent to which it concentrates its investments, are likely to change over time. The Index’s methodology does not focus on industries and instead screens individual companies. As a result, it is possible, but not likely, that the Index may, at times, be concentrated in or more industries.”

8.	Please provide the index methodology and a model portfolio with correspondence.

Response: The Index, developed by Lyrical Asset Management LP, (the “Adviser”), seeks to create a passively managed proxy for deep value investing by using investment screens to identify 200 stocks from a universe of potential investment candidates of the cheapest quintile (e.g., bottom one-fifth) of the top 1,000 US stocks by market capitalization, based on one year forward median analyst projected price to earnings ratio, per FactSet. Attached is Appendix B, which shows a model portfolio.

9.	Please explain in the principal strategies the index’s rebalance and reconstitution process, including the frequency thereof, and explaining how and when the index changes.

Response: The Fund has added the requested disclosure as follows:

Please see the response to Comment 7 above.

10. Please provide the approximate market cap range of the index constituents as of a recent date.

Response: The approximate market cap range of the Index constituents was $5 billion – $500 billion as of June 30, 2021. The Fund has added this disclosure to the prospectus (Please see the response to Comment 7 above).

11. Please provide the number of index constituents and explain the term “quintile” in plain English.

Response: Please see the response to Comment 7 above.

12. Please fully identify the index provider and disclose whether it is affiliated with the adviser.

Response: The Fund has added the requested disclosure as follows (see the response to Comment 7 above):

“GKD Index Partners LLC d/b/a Alerian (the “Index Provider”), who is not affiliated with the Adviser or the Fund, compiles and calculates the Index.”

13. Please disclose how the median consensus estimate is determined (i.e., who views make the determination) and are they publicly available third-party sources. Also, how does the index deal with companies that are not expected to be profitable in the next 12-months?

Response: The following disclosure has been added to the Item 9 response (see the response to Comment 7 above):

“The median consensus determination is provided by a third-party source, Factset, based on analyst earnings data it gathers, and then verified by both the Index Provider and Lyrical. Companies that are expected not to be profitable would have infinite forward price-earnings ratios, precluding them from being in the cheapest quintile.”

Factset’s median consensus determination information is available to their customers but said informaton is not freely available to the public.

14. In the second to last paragraph in the principal investment strategies section, please identify any industries in which the index/fund intends to be concentrated at launch.

Response: The Index’s methodology does not focus on industries and instead screens individual companies. As a result, it is possible, but not likely, that the Index will become concentrated in or more industries. For reference, the five highest industry weights of the Index as of June 30, 2021, were: Regional Banks 9.00%, Major Banks 5.00%, Life/Health Insurance 4.00%, Oil & Gas Pipelines 4.00%, Finance/Rental/Leasing 4.00%.

The Fund has added the following to the Item 4 and Item 9 Disclosure:

“The Index’s methodology does not focus on industries and instead screens individual companies. As a result, it is possible, but not likely, that the Index may, at times, be concentrated in or more industries.”

Risk/Return Summary: Risks

15. Please consider whether a concentration risk is appropriate for the fund, stating the risks related to a policy that the fund will concentrate to the extent the index concentrates.

Response: The Fund does not believe that the Index presents industry concentration risk. Please see the response to Comment 14.

16. Index Style risk—Please be more specific about some of the circumstances that likely would cause the index to underperform the overall market. Please also identify risks commonly associated with value investing.

Response: The Fund has added the requested disclosure as follows:

Additional Item 4 Risk Disclosure added:

“Value Securities Risk. Securities issued by companies that may be perceived as undervalued may fail to appreciate for long periods of time and may never realize their full potential value. Value securities have generally performed better than non-value securities during periods of economic recovery (although there is no assurance that they will continue to do so). Value securities may go in and out of favor over time.”

Additional Item 9 Risk Disclosure added:

“Value Securities Risk. Value securities are those issued by companies that may be perceived as undervalued. Value securities may fail to appreciate for long periods of time and may never realize their full potential value. Value securities have generally performed better than non-value securities during periods of economic recovery (although there is no assurance that they will continue to do so). Although the Fund’s Index uses a rules-based proprietary index methodology that is designed to identify stocks with attractive valuations, there is no guarantee that this methodology will be successful or that these stocks will continue to be good “values.” “Value” stocks can perform differently from the market as a whole and other types of stocks and can continue to be undervalued by the market for long periods of time.”

17. Mid-cap company risk—If the fund intends to invest principally in mid-cap companies, please include corresponding disclosure in the principal strategies disclosures.

Response: The requested disclosure has been added to the Items 4 and 9 disclosures, Please see the response to Comment 7.

Management

18.	Please provide information for the Fund’s portfolio managers.

Response: The Fund has added the requested disclosure.

Investment Objectives, Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings

19.	Between “investment objective” and “Principal Risks of Investing” sections of the Fund’s Item 9 disclosures, please provide the information required by Item 9(b) and describe how the fund intends to implement its investment objective.

Response: The Fund has added the requested disclosure as follows:

Please see the response to Comment 7.

Shareholder Information

20.	.Please provide the bracketed transactions fees for the Fund.

Response: The Fund has added the requested disclosure as follows:

The Transaction Fees for the Fund are listed in the table below.

Fee for In-Kind and Cash Purchases	Maximum Additional Variable Charge for Cash Purchases*
$250	200 basis points (2.0)%

*As a percentage of the amount invested.

Financial Highlights Information

21.	.Please state the Fund’s fiscal year end.

Response: The Fund’s fiscal year-end is November 30 and the Fund’s registration statement has been updated accordingly.

Thank you for your comments. Please contact me at (513) 587-3454 if you have any questions.

Sincerely,

/s/ David James

_______________________

David James

cc: Thomas W. Steed III, Esq. at Kilpatrick Townsend & Stockton LLP

APPENDIX A

The Fund’s Prospectus (redlined against (a) filing)

APPENDIX B

Model Portfolio for the Index

As of June 30, 2021

P/E Rank	Company Symbol	Company Name	Market Cap	CUSIP	Weight	Price
1	X	United States Steel Corporation	6,471.9	912909108	0.50%	$ 24.00
2	VTRS	Viatris, Inc.	17,271.7	92556V106	0.50%	$ 14.29
3	OGN	Organon & Co.	7,671.4	68622V106	0.50%	$ 30.26
4	EQH	Equitable Holdings, Inc.	13,040.9	29452E101	0.50%	$ 30.45
5	CLF	Cleveland-Cliffs Inc	10,767.1	185899101	0.50%	$ 21.56
6	UNM	Unum Group	5,800.4	91529Y106	0.50%	$ 28.40
7	BHC	Bausch Health Companies Inc.	10,508.2	071734107	0.50%	$ 29.32
8	LNC	Lincoln National Corporation	11,963.1	534187109	0.50%	$ 62.84
9	STLD	Steel Dynamics, Inc.	12,588.7	858119100	0.50%	$ 59.60
10	OVV	Ovintiv Inc	8,215.0	69047Q102	0.50%	$ 31.47
11	ET	Energy Transfer, L.P.	28,738.2	29273V100	0.50%	$ 10.63
12	GPOR	Gulfport Energy Corp	10,409.7	402635502	0.50%	$ 64.70
13	AGNC	AGNC Investment Corp.	8,865.7	00123Q104	0.50%	$ 16.89
14	OMF	OneMain Holdings, Inc.	8,056.5	68268W103	0.50%	$ 59.91
15	PHM	PulteGroup, Inc.	14,432.5	745867101	0.50%	$ 54.57
16	LPX	Louisiana-Pacific Corporation	6,164.9	546347105	0.50%	$ 60.29
17	PSXP	Phillips 66 Partners LP	9,010.3	718549207	0.50%	$ 39.46
18	LEN	Lennar Corporation Class A	27,396.8	526057104	0.50%	$ 99.35
19	SC	Santander Consumer USA Holdings, Inc.	11,115.2	80283M101	0.50%	$ 36.32
20	ATH	Athene Holding Ltd. Class A	12,942.6	G0684D107	0.50%	$ 67.50
21	LYB	LyondellBasell Industries NV	34,395.0	N53745100	0.50%	$ 102.87
22	SLM	SLM Corp	6,760.9	78442P106	0.50%	$ 20.94
23	NXST	Nexstar Media Group, Inc. Class A	6,321.0	65336K103	0.50%	$ 147.88
24	HPE	Hewlett Packard Enterprise Co.	19,040.4	42824C109	0.50%	$ 14.58
25	AER	AerCap Holdings NV	6,694.9	N00985106	0.50%	$ 51.21
26	DHI	D.R. Horton, Inc.	32,576.9	23331A109	0.50%	$ 90.37
27	TOL	Toll Brothers, Inc.	7,132.4	889478103	0.50%	$ 57.81
28	ALLY	Ally Financial Inc	18,474.7	02005N100	0.50%	$ 49.84
29	PRU	Prudential Financial, Inc.	40,373.2	744320102	0.50%	$ 102.47
30	WDC	Western Digital Corporation	21,810.3	958102105	0.50%	$ 71.17
31	C	Citigroup Inc.	146,243.6	172967424	0.50%	$ 70.75
32	NLY	Annaly Capital Management, Inc.	12,418.7	035710409	0.50%	$ 8.88
33	OLN	Olin Corporation	7,364.8	680665205	0.50%	$ 46.26
34	NUE	Nucor Corporation	28,706.3	670346105	0.50%	$ 95.93
35	XEC	Cimarex Energy Co.	7,449.7	171798101	0.50%	$ 72.45
36	PAG	Penske Automotive Group, Inc.	6,101.6	70959W103	0.50%	$ 75.49

37	MU	Micron Technology, Inc.	95,297.9	595112103	0.50%	$ 84.98
38	MET	MetLife, Inc.	52,393.6	59156R108	0.50%	$ 59.85
39	HPQ	HP Inc.	36,265.9	40434L105	0.50%	$ 30.19
40	FNF	Fidelity National Financial, Inc. - FNF Group	12,562.2	31620R303	0.50%	$ 43.46
41	ABBV	AbbVie, Inc.	198,947.3	00287Y109	0.50%	$ 112.64
42	BMY	Bristol-Myers Squibb Company	149,271.1	110122108	0.50%	$ 66.82
43	FSK	FS KKR Capital Corp.	6,133.1	302635206	0.50%	$ 21.51
44	WES	Western Midstream Partners, LP	8,847.8	958669103	0.50%	$ 21.42
45	AA	Alcoa Corporation	6,878.9	013872106	0.50%	$ 36.84
46	AMG	Affiliated Managers Group, Inc.	6,420.8	008252108	0.50%	$ 154.21
47	COF	Capital One Financial Corporation	69,840.9	14040H105	0.50%	$ 154.69
48	JEF	Jefferies Financial Group Inc.	8,446.5	47233W109	0.50%	$ 34.20
49	BPOP	Popular, Inc.	6,048.6	733174700	0.50%	$ 75.05
50	RE	Everest Re Group, Ltd.	10,101.5	G3223R108	0.50%	$ 252.01
51	LUMN	Lumen Technologies, Inc.	15,021.2	550241103	0.50%	$ 13.59
52	PAA	Plains All American Pipeline, L.P.	8,202.6	726503105	0.50%	$ 11.36
53	SHLX	Shell Midstream Partners LP	5,808.9	822634101	0.50%	$ 14.77
54	SYF	Synchrony Financial	28,219.2	87165B103	0.50%	$ 48.52
55	GM	General Motors Company	85,836.2	37045V100	0.50%	$ 59.17
56	M	Macy's Inc	5,910.1	55616P104	0.50%	$ 18.96
57	DFS	Discover Financial Services	36,065.1	254709108	0.50%	$ 118.29
58	ARW	Arrow Electronics, Inc.	8,442.5	042735100	0.50%	$ 113.83
59	T	AT&T Inc.	205,489.2	00206R102	0.50%	$ 28.78
60	IVZ	Invesco Ltd.	12,334.6	G491BT108	0.50%	$ 26.73
61	ALL	Allstate Corporation	39,045.7	020002101	0.50%	$ 130.44
62	WHR	Whirlpool Corporation	13,653.5	963320106	0.50%	$ 218.02
63	CAH	Cardinal Health, Inc.	16,564.6	14149Y108	0.50%	$ 57.09
64	GS	Goldman Sachs Group, Inc.	129,122.2	38141G104	0.50%	$ 379.53
65	UTHR	United Therapeutics Corporation	8,036.8	91307C102	0.50%	$ 179.41
66	FANG	Diamondback Energy, Inc.	16,993.8	25278X109	0.50%	$ 93.89
67	BEN	Franklin Resources, Inc.	16,133.3	354613101	0.50%	$ 31.99
68	AN	AutoNation, Inc.	7,630.3	05329W102	0.50%	$ 94.81
69	ACI	Albertsons Companies, Inc. Class A	9,171.6	013091103	0.50%	$ 19.66
70	CC	Chemours Co.	5,760.3	163851108	0.50%	$ 34.80
71	PCG	PG&E Corporation	20,188.5	69331C108	0.50%	$ 10.17
72	HUN	Huntsman Corporation	5,879.1	447011107	0.50%	$ 26.52
73	PFG	Principal Financial Group, Inc.	17,188.5	74251V102	0.50%	$ 63.19
74	RF	Regions Financial Corporation	19,398.7	7591EP100	0.50%	$ 20.18
75	VOYA	Voya Financial, Inc.	7,455.7	929089100	0.50%	$ 61.50
76	MCK	McKesson Corporation	29,578.5	58155Q103	0.50%	$ 191.24
77	JBL	Jabil Inc.	8,648.1	466313103	0.50%	$ 58.12
78	FAF	First American Financial Corporation	6,842.4	31847R102	0.50%	$ 62.35

79	GILD	Gilead Sciences, Inc.	86,362.7	375558103	0.50%	$ 68.86
80	KEY	KeyCorp	20,041.2	493267108	0.50%	$ 20.65
81	F	Ford Motor Company	58,263.0	345370860	0.50%	$ 14.86
82	CFG	Citizens Financial Group, Inc.	19,537.4	174610105	0.50%	$ 45.87
83	AIG	American International Group, Inc.	40,847.5	026874784	0.50%	$ 47.60
84	MO	Altria Group Inc	88,238.4	02209S103	0.50%	$ 47.68
85	FHN	First Horizon Corporation	9,545.0	320517105	0.50%	$ 17.28
86	HBAN	Huntington Bancshares Incorporated	21,077.6	446150104	0.50%	$ 14.27
87	NRG	NRG Energy, Inc.	9,863.6	629377508	0.50%	$ 40.30
88	MPLX	MPLX LP	30,484.3	55336V100	0.50%	$ 29.61
89	APA	APA Corp.	8,175.6	03743Q108	0.50%	$ 21.63
90	HLF	Herbalife Nutrition Ltd.	6,223.9	G4412G101	0.50%	$ 52.73
91	THO	Thor Industries, Inc.	6,256.4	885160101	0.50%	$ 113.00
92	WLK	Westlake Chemical Corporation	11,543.5	960413102	0.50%	$ 90.09
93	FLEX	Flex Ltd.	8,736.2	Y2573F102	0.50%	$ 17.87
94	DOW	Dow, Inc.	47,269.5	260557103	0.50%	$ 63.28
95	WBA	Walgreens Boots Alliance Inc	45,475.8	931427108	0.50%	$ 52.61
96	AFL	Aflac Incorporated	36,471.0	001055102	0.50%	$ 53.66
97	DXC	DXC Technology Co.	9,922.2	23355L106	0.50%	$ 38.94
98	SNV	Synovus Financial Corp.	6,520.6	87161C501	0.50%	$ 43.88
99	MRNA	Moderna, Inc.	94,351.0	60770K107	0.50%	$ 234.98
100	CVS	CVS Health Corporation	109,854.4	126650100	0.50%	$ 83.44
101	BWA	BorgWarner Inc.	11,642.2	099724106	0.50%	$ 48.54
102	RNR	RenaissanceRe Holdings Ltd.	7,356.4	G7496G103	0.50%	$ 148.82
103	RGA	Reinsurance Group of America, Incorporated	7,750.3	759351604	0.50%	$ 114.00
104	BERY	Berry Global Group Inc	8,798.2	08579W103	0.50%	$ 65.22
105	JHG	Janus Henderson Group PLC	6,688.9	G4474Y214	0.50%	$ 38.81
106	WU	Western Union Company	9,400.5	959802109	0.50%	$ 22.97
107	WAL	Western Alliance Bancorp	9,607.6	957638109	0.50%	$ 92.85
108	ZION	Zions Bancorporation, N.A.	8,659.3	989701107	0.50%	$ 52.86
109	HIG	Hartford Financial Services Group, Inc.	22,135.1	416515104	0.50%	$ 61.97
110	BG	Bunge Limited	11,053.1	G16962105	0.50%	$ 78.15
111	BAP	Credicorp Ltd.	9,659.9	G2519Y108	0.50%	$ 121.11
112	COG	Cabot Oil & Gas Corporation	6,978.1	127097103	0.50%	$ 17.46
113	DVN	Devon Energy Corporation	19,758.7	25179M103	0.50%	$ 29.19
114	FL	Foot Locker, Inc.	6,381.4	344849104	0.50%	$ 61.63
115	LEA	Lear Corporation	10,540.7	521865204	0.50%	$ 175.28
116	ORI	Old Republic International Corporation	7,591.3	680223104	0.50%	$ 24.91
117	BLDR	Builders FirstSource, Inc.	8,836.3	12008R107	0.50%	$ 42.66
118	MOS	Mosaic Company	12,119.0	61945C103	0.50%	$ 31.91
119	CI	Cigna Corporation	81,349.5	125523100	0.50%	$ 237.07

120	VZ	Verizon Communications Inc.	231,968.0	92343V104	0.50%	$ 56.03
121	PFE	Pfizer Inc.	219,205.7	717081103	0.50%	$ 39.16
122	CNA	CNA Financial Corporation	12,357.7	126117100	0.50%	$ 45.49
123	STT	State Street Corporation	28,614.4	857477103	0.50%	$ 82.28
124	EPD	Enterprise Products Partners L.P.	52,728.4	293792107	0.50%	$ 24.13
125	JAZZ	Jazz Pharmaceuticals Public Limited Company	10,831.6	G50871105	0.50%	$ 177.64
126	PPL	PPL Corporation	21,520.9	69351T106	0.50%	$ 27.97
127	VIAC	ViacomCBS Inc. Class B	27,372.5	92556H206	0.50%	$ 45.20
128	ARCC	Ares Capital Corporation	8,638.1	04010L103	0.50%	$ 19.59
129	AMP	Ameriprise Financial, Inc.	28,846.4	03076C106	0.50%	$ 248.88
130	HBI	Hanesbrands Inc.	6,518.0	410345102	0.50%	$ 18.67
131	MTB	M&T Bank Corporation	18,694.7	55261F104	0.50%	$ 145.31
132	ABC	AmerisourceBergen Corporation	23,517.5	03073E105	0.50%	$ 114.49
133	ACGL	Arch Capital Group Ltd.	15,716.9	G0450A105	0.50%	$ 38.94
134	CE	Celanese Corporation	17,075.1	150870103	0.50%	$ 151.60
135	STX	Seagate Technology Holdings PLC	20,124.8	G7997R103	0.50%	$ 87.93
136	FITB	Fifth Third Bancorp	26,912.6	316773100	0.50%	$ 38.23
137	Y	Alleghany Corporation	9,290.5	017175100	0.50%	$ 667.07
138	TSN	Tyson Foods, Inc. Class A	21,742.5	902494103	0.50%	$ 73.76
139	DELL	Dell Technologies Inc Class C	27,667.2	24703L202	0.50%	$ 99.67
140	AMKR	Amkor Technology, Inc.	5,779.8	031652100	0.50%	$ 23.67
141	PXD	Pioneer Natural Resources Company	39,647.1	723787107	0.50%	$ 162.52
142	CACC	Credit Acceptance Corporation	7,588.4	225310101	0.50%	$ 454.11
143	TFC	Truist Financial Corporation	74,638.9	89832Q109	0.50%	$ 55.50
144	CMA	Comerica Incorporated	9,960.0	200340107	0.50%	$ 71.34
145	RS	Reliance Steel & Aluminum Co.	9,613.5	759509102	0.50%	$ 150.90
146	MMP	Magellan Midstream Partners, L.P.	10,920.8	559080106	0.50%	$ 48.91
147	SF	Stifel Financial Corp.	6,816.2	860630102	0.50%	$ 64.86
148	WRK	WestRock Company	14,162.7	96145D105	0.50%	$ 53.22
149	BK	Bank of New York Mellon Corporation	44,926.2	064058100	0.50%	$ 51.23
150	EVR	Evercore Inc Class A	5,764.5	29977A105	0.50%	$ 140.77
151	DCP	DCP Midstream LP	6,394.6	23311P100	0.50%	$ 30.69
152	MRK	Merck & Co., Inc.	196,918.2	58933Y105	0.50%	$ 77.77
153	OC	Owens Corning	10,226.8	690742101	0.50%	$ 97.90
154	IP	International Paper Company	24,017.5	460146103	0.50%	$ 61.31
155	INTC	Intel Corporation	226,693.3	458140100	0.50%	$ 56.14
156	KSS	Kohl's Corporation	8,610.0	500255104	0.50%	$ 55.11
157	GL	Globe Life Inc.	9,815.8	37959E102	0.50%	$ 95.25
158	JPM	JPMorgan Chase & Co.	470,870.6	46625H100	0.50%	$ 155.54
159	FCNCA	First Citizens BancShares, Inc. Class A	7,337.5	31946M103	0.50%	$ 832.74
160	WFC	Wells Fargo & Company	187,209.5	949746101	0.50%	$ 45.29

161	REGN	Regeneron Pharmaceuticals, Inc.	58,476.3	75886F107	0.50%	$ 558.54
162	BC	Brunswick Corporation	7,760.2	117043109	0.50%	$ 99.62
163	DKS	Dick's Sporting Goods, Inc.	6,565.8	253393102	0.50%	$ 100.19
164	USB	U.S. Bancorp	84,867.0	902973304	0.50%	$ 56.97
165	STWD	Starwood Property Trust, Inc.	7,510.4	85571B105	0.50%	$ 26.17
166	KNX	Knight-Swift Transportation Holdings Inc. Class A	7,524.1	499049104	0.50%	$ 45.46
167	KR	Kroger Co.	28,626.7	501044101	0.50%	$ 38.31
168	EIX	Edison International	21,939.1	281020107	0.50%	$ 57.82
169	LB	L Brands, Inc.	20,097.4	501797104	0.50%	$ 72.06
170	NVAX	Novavax, Inc.	15,731.0	670002401	0.50%	$ 212.31
171	SSB	South State Corporation	5,811.1	840441109	0.50%	$ 81.76
172	BOKF	BOK Financial Corporation	6,023.7	05561Q201	0.50%	$ 86.60
173	FCX	Freeport-McMoRan, Inc.	54,385.7	35671D857	0.50%	$ 37.11
174	UHS	Universal Health Services, Inc. Class B	11,417.5	913903100	0.50%	$ 146.43
175	EWBC	East West Bancorp, Inc.	10,170.2	27579R104	0.50%	$ 71.69
176	IBM	International Business Machines Corporation	130,981.5	459200101	0.50%	$ 146.59
177	ALV	Autoliv Inc.	8,546.4	052800109	0.50%	$ 97.76
178	PB	Prosperity Bancshares, Inc.(R)	6,673.0	743606105	0.50%	$ 71.80
179	PRI	Primerica, Inc.	6,039.5	74164M108	0.50%	$ 153.14
180	TRV	Travelers Companies, Inc.	37,652.1	89417E109	0.50%	$ 149.71
181	OMC	Omnicom Group Inc	17,204.3	681919106	0.50%	$ 79.99
182	CB	Chubb Limited	71,473.8	H1467J104	0.50%	$ 158.94
183	EOG	EOG Resources, Inc.	48,696.0	26875P101	0.50%	$ 83.44
184	PBCT	People's United Financial, Inc.	7,329.6	712704105	0.50%	$ 17.14
185	EMN	Eastman Chemical Company	15,938.3	277432100	0.50%	$ 116.75
186	THC	Tenet Healthcare Corporation	7,153.9	88033G407	0.50%	$ 66.99
187	MS	Morgan Stanley	170,597.4	617446448	0.50%	$ 91.69
188	DVA	DaVita Inc.	12,789.7	23918K108	0.50%	$ 120.43
189	BAC	Bank of America Corp	353,312.9	060505104	0.50%	$ 41.23
190	DISH	DISH Network Corporation Class A	12,076.4	25470M109	0.50%	$ 41.80
191	ALXN	Alexion Pharmaceuticals, Inc.	40,603.5	015351109	0.50%	$ 183.71
192	TPX	Tempur Sealy International Inc	7,718.5	88023U101	0.50%	$ 39.19
193	TAP	Molson Coors Beverage Company Class B	10,766.6	60871R209	0.50%	$ 53.69
194	INGR	Ingredion Incorporated	6,061.3	457187102	0.50%	$ 90.50
195	CNC	Centene Corporation	42,498.9	15135B101	0.50%	$ 72.93
196	HOG	Harley-Davidson, Inc.	7,041.0	412822108	0.50%	$ 45.82
197	FOXA	Fox Corporation Class A	12,139.2	35137L105	0.50%	$ 37.13
198	BBY	Best Buy Co., Inc.	28,799.4	086516101	0.50%	$ 114.98
199	WSM	Williams-Sonoma, Inc.	11,992.8	969904101	0.50%	$ 159.65
200	MHK	Mohawk Industries, Inc.	13,397.2	608190104	0.50%	$ 192.19